October 22, 2012

Mr. Mark P. Shulman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re:

WTTJ CORP.

Registration Statement on Form S-1

File No. 333-181197

Please see the answers to your comments below.

Amendment No. 4 to Registration Statement on Form S-1

General

We refer to prior comment 2. You continue to include portions of the Part II information in the prospectus. The Part II information beginning on page 34 and continuing through page 38 should appear after the financial statements and before the signature page.

We have revised our disclosure so that the Part II information appears after the financial statements and before the signature page.

We refer to prior comment 3 and note that your revised document reports that there are no written agreements evidencing the loan from Mr. Klamka to your company. Please file a written description of the terms of the loan agreement with Mr. Klamka. For

We have added Exhibit 10.1 that describes the terms of the loan between Peter Klamka and the company.

Prospectus Cover Page

4.

We note your general statement that the selling shareholders will offer their shares at $0.15 per share until a market for the company’s shares have developed. Revise to specifically state that the selling shareholders must offer their shares at a fixed price until your shares are quoted on the OTCBB or listed on a national exchange. Please be sure that such disclosure is consistent throughout your document. In this regards, we refer to the disclosure under “Determination of Offering Price”

We have added the following to the cover page:

The 154,000 shares of our common stock must be sold by selling shareholders at a fixed price of $0.15 per share until the shares are listed on the OTCBB or quoted on a national exchange.

We have revised the Determination of the Offering price on page 18 as follows:

The selling shareholders must offer the shares of common stock being covered by this prospectus at a fixed price of $0.15 per share until the shares are quoted on the OTCBB or listed on a national exchange. The fixed price of $0.15 has been arbitrarily determined as the selling price based upon the original purchase price paid by the selling shareholders of $0.10 plus an arbitrarily determined increase.

Prospectus Summary

Summary Financial Information, page 9

5. Your summary financial information includes working capital, which is generally defined as current assets less current liabilities. Noting that you have recorded accounts payable which appear at least in part current liabilities, please tell us how you computed working capital. Revise the disclosure so that items labeled as “working capital” are equal to current assets less current liabilities.

We have revised our disclosure table and replaced “working capital” with “cash” and provided that figure.

Thank you for your assistance with our disclosure.

/s/  Peter Klamka

Peter Klamka

President